FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of June, 2005


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






                                    SCHEDULE 5

                            BLOCKLISTING SIX MONTHLY RETURN


1.  Name of Company                                   BG Group plc

2.  Name of Scheme                                    Savings Related Share
                                                      Option Scheme

3.  Period of Return                                  From 13-DEC-2004 to
                                                      12-JUN-2005

4.  Number and class of shares not issued under       12,795,463 Ordinary Shares
    scheme                                            of 10p each

5.  Number of shares issued/allotted under scheme     43,353 Ordinary Shares of
    during period                                     10p each

6.  Balance under scheme not yet issued/allotted at   12,752,110 Ordinary Shares
    end of period                                     of 10p each

7.  Number and class of shares                        36,774,134 Ordinary Shares
    originally listed and the date                    of 10p each listed
    of admission                                      on 13 December 1999
                                                      following a Scheme of
                                                      Arrangement

Please confirm the total number of shares in issue at 3,540,348,481 Ordinary
the end of the period in order for us to update our   Shares of 10p each
records:

Contact for queries:                                  Contact Address:
Name: Simon Smith                                     Secretariat
Telephone: 0118 929 2208                              BG Group plc
                                                      100 Thames Valley Park
                                                      Drive
                                                      Reading
                                                      Berkshire
                                                      RG6 1PT

PERSON MAKING RETURN:
Name: Carol Inman
Position: Assistant Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN


Page 2 of 2

1.  Name of Company                     BG Group plc

2.  Name of Scheme                      Executive Share Option Scheme

3.  Period of Return                    From 13-DEC-2004 to 12-JUN-2005

4.  Number and class of shares not      0 Ordinary Shares of 10p each
    issued under scheme

5.  Number of shares issued/allotted    0 Ordinary Shares of 10p each
    under scheme during period

6. Balance under scheme not yet issued 0 Ordinary Shares of 10p each /allotted at end of period

7.  Number and class of shares          1,427,197 Ordinary Shares of 10p each
    originally listed and the date      listed
    of admission                        on 13 December 1999 following a Scheme
                                        of Arrangement

Please confirm the total number of      3,540,348,481 Ordinary Shares of 10p
shares in issue at the end of the
period in order for us to update our
records:

Contact for queries:                    Contact Address:
Name: Simon Smith                       Secretariat
Telephone: 0118 929 2208                BG Group plc
                                        100 Thames Valley Park Drive
                                        Reading
                                        Berkshire
                                        RG6 1PT

PERSON MAKING RETURN:
Name: Carol Inman
Position: Assistant Secretary

BG Group plc
14 June 2005

 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 14 June, 2005                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary